Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158666

PROSPECTUS SUPPLEMENT NO. 11

(to Prospectus dated July 23, 2009)

KAR AUCTION SERVICES, INC.

$150,000,000 Floating Rate Senior Notes Due 2014

$450,000,000 8 3/4% Senior Notes Due 2014

$425,000,000 10% Senior Subordinated Notes Due 2015

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 12, 2010. You should read this Prospectus Supplement No. 11 in connection with the prospectus, dated July 23, 2009, including the prospectus supplements dated August 12, 2009, September 11, 2009, October 14, 2009, October 28, 2009, November 3, 2009, November 9, 2009, December 2, 2009, December 11, 2009, December 21, 2009 and January 6, 2010. This Prospectus Supplement No. 11 is qualified by reference to the prospectus, including the prospectus supplements dated August 12, 2009, September 11, 2009, October 14, 2009, October 28, 2009, November 3, 2009, November 9, 2009, December 2, 2009, December 11, 2009, December 21, 2009 and January 6, 2010, except to the extent that the information in this Prospectus Supplement No. 11 supersedes the information contained therein.

SEE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS, UNDER ITEM 1A IN THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008 AND UNDER ITEM 1A IN THE QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009 FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Goldman, Sachs & Co. may act as principal or agent in these transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

GOLDMAN, SACHS & CO.

February 12, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 12, 2010 (February 8, 2010)

KAR Auction Services, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-34568	20-8744739
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

(Address of principal executive offices) (Zip Code)

(800) 923-3725

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangements of a Registrant.

Effective as of February 8, 2010, KAR Auction Services, Inc. (the “Company”) and Automotive Finance Canada Inc. (“AFCI”), a subsidiary of the Company, entered into a Receivables Purchase Agreement (the “Agreement”) with BNY Trust Company of Canada, in its capacity as trustee of Precision Trust, by its Securitization Agent, BMO Nesbitt Burns Inc.

This securitization facility will provide up to CAD$75.0 million in financing for eligible accounts receivable. On the effective date of the Agreement, AFCI sold an undivided ownership interest in certain of its current and future receivables to the trust. The transaction generated approximately $56.6 million in net proceeds and half of the net proceeds were used to make a prepayment on the Company’s Term Loan B debt in accordance with the terms of the Company’s senior secured credit agreement.

The Agreement allows for the revolving sale by AFCI to the trust, a Canadian multi-seller conduit, of up to a maximum of CAD$75.0 million in undivided interests in certain eligible finance receivables. The agreement expires on April 20, 2012.

The outstanding receivables sold, the retained interests in receivables sold and a cash reserve of 1 or 3 percent of total sold receivables serve as security for the receivables that have been sold to the trust. The amount of the cash reserve depends on circumstances which are set forth in the Agreement. After the occurrence of a termination event, as defined in the Agreement, the trust may, and could, look to the liquidation of the receivables under the transaction documents as its primary remedy. Termination events, as defined in the Agreement include, among other things, breaches of representations and warranties, failures to perform covenants and other obligations as seller or servicer, violation of financial covenants related to AFCI, its direct parent, Automotive Finance Corporation (“AFC”), or the Company, defaults in payment of other indebtedness of the Company or AFC, violation of certain covenants related to the performance of the receivables portfolio, the occurrence of a material adverse change in the collectibility of the receivables or the business, operations, property or financial condition of AFCI or the Company, certain changes in control of AFCI or AFC, and certain bankruptcy events with respect to AFCI.

Proceeds from the revolving sale of receivables to the trust are used to fund loans to automotive dealers in Canada. AFCI must maintain certain financial covenants including, among others, limits on the amount of debt AFCI can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates certain financial covenants contained in the Company’s senior secured credit agreement.

AFCI will act as servicer of the receivables portfolio and will be responsible for collecting the amounts outstanding. The Company has agreed to guaranty the performance of AFCI’s obligations as servicer on the terms and conditions set forth in the Agreement.

BMO Nesbitt Burns Inc. or certain of its affiliates (“BMO”):

•	acts as the purchasing agent for the U.S. securitization of Automotive Finance Corporation, a subsidiary of the Company;

•	was an underwriter in the initial public offering of the Company’s common stock (the “IPO”); and

•	has, from time to time, performed, and may in the future perform various commercial banking and other services for the Company and its affiliates.

BMO received or will receive customary fees and expenses for its services in the various capacities described above.

The above description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ending on December 31, 2009.

On February 12, 2010, the Company issued a press release relating to the Company and AFCI’s entry into the Agreement. A copy of the Company’s press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference in its entirety.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press release dated February 12, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2010	KAR AUCTION SERVICES, INC.

	By:	/S/ ERIC M. LOUGHMILLER
Eric M. Loughmiller
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated February 12, 2010

Exhibit 99.1

February 12, 2010

For Immediate Release

Eric Loughmiller

Executive Vice President and Chief Financial Officer

317-249-4254

eric.loughmiller@karauctionservices.com

KAR Auction Services, Inc. Announces Canadian Securitization Transaction

CARMEL, Ind.—(BUSINESS WIRE)—KAR Auction Services, Inc. (the “Company”) today announced that its Canadian floorplan finance subsidiary, Automotive Finance Canada Inc. (“AFC Canada”), has entered into a securitization facility with a Canadian multi-seller conduit administered by an affiliate of a Canadian bank. The facility provides AFC Canada with up to CAD$75.0 million in financing to use in making loans to automotive dealers in Canada. The transaction generated approximately $56.6 million in net proceeds and half of the net proceeds were used to make a prepayment on the Company’s Term Loan B debt in accordance with the terms of the Company’s senior secured credit agreement.

About KAR Auction Services

KAR Auction Services, Inc. is the holding company for ADESA, Inc., a leading provider of wholesale used vehicle auctions whose operations span North America with 62 used vehicle sites, Insurance Auto Auctions, Inc., a leading salvage auto auction company whose operations span North America with 153 sites, and Automotive Finance Corporation, a leading provider of floorplan financing to independent and franchised used vehicle dealers with 88 sites across North America. For further information on KAR Auction Services, Inc., ADESA, Inc., Insurance Auto Auctions, Inc. or Automotive Finance Corporation, visit the company’s Web site at http://www.karauctionservices.com.

This press release may include information that could constitute forward-looking statements. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Company’s Securities and Exchange Commission filings. Past results of the Company are not necessarily indicative of its future results. The Company does not undertake any obligation to update any forward-looking statements.

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